Andrews Kurth LLP 111 Congress Avenue, Suite 1700 Austin, Texas 78701 +1.512.320.9200 Phone +1.512.320.9292 Fax andrewskurth.com
May 6, 2016

VIA EDGAR

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LDR Holding Corporation
Form 10-K for the Year Ended December 31, 2015
Filed February 23, 2016
File No. 001-36095
Dear Mr. James:
We are submitting this letter on behalf of our client, LDR Holding Corporation, a Delaware corporation (the “Company”), in response to comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated April 29, 2016 regarding the Annual Report Form 10-K filed by the Company on February 23, 2016. The numbered paragraphs below correspond to the number paragraphs in the comment letter. To facilitate your review, we have reproduced the text of the Staff’s Comments in italics below.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 8. Financial Statements
Note 15 - Commitments and Contingencies, Page F-25
(a) Lease Commitments, page F-25
1.    Refer to footnote (1) to the table of future minimum lease payments. Please tell us the significant terms and conditions of the lease termination provisions and explain how those provisions impacted your conclusion that the lease is cancelable. Refer to the definitions of minimum lease payments and noncancelable lease term in ASC 840-10-20. This comment also applies to your contractual obligations table on page 61.

Austin Beijing Dallas Dubai Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission
RE: LDR Holding Corporation
May 6, 2016

Response: On June 24, 2013, the Company entered into a Renewal of Commercial Lease (the “Existing Lease Agreement”) with the AUBE Department (the “Lessor”) that included a nine year term starting retroactively on December 15, 2012 and extending until December 14, 2021. Under the Existing Lease Agreement with the Lessor, the Company had the ability to terminate the agreement at the end of each three-year period by giving a six month notice to the Lessor, with the first date for termination being December 15, 2015. On March 6, 2015, the Company entered into a Commercial Lease agreement with CIRMAD Company (the “New Lease Agreement”) for a commercial building to be constructed in Troyes, France. At that time, the Company provided verbal notification to the Lessor that it would terminate the Existing Lease Agreement once the new commercial building was constructed and available for occupancy. On October 28, 2015, the Company filed written notification of termination with Lessor.
Prior to the filing of the Company’s Annual Report on Form 10-K, the Company received verbal permission from the Lessor that it could terminate the Existing Lease Agreement upon the completion of the new building without penalty. Since the estimated date for the completion of the new building was May 1, 2016, the Company believed that it was appropriate to include the minimum lease payments, as defined in ASC 840-10-20, under the Existing Lease Agreement through the anticipated termination date of April 30, 2016 and include the minimum lease payments under its New Lease Agreement beginning May 1, 2016.
The Company respectfully informs the Staff that on April 22, 2016, the Company moved into the new building and that the final lease payment under the Existing Lease Agreement was made on April 1, 2016. The Company has subsequently received written confirmation from the Lessor that all of the Company’s obligations under the Existing Lease Agreement have terminated.
(c) Supplier Agreements, page F-26
2.    We note the significance of your purchase obligations as disclosed on page 61. Please revise future filings to provide all of the disclosures required by ASC paragraph 440-10-50-4 or tell us why no revision to future filings is necessary.
Response: The Company acknowledges the Staff comment and will revise future filings to provide all the disclosures required by ASC paragraph 440-10-50-4.

*	*	*

Securities and Exchange Commission
RE: LDR Holding Corporation
May 6, 2016

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from Robert McNamara, Executive Vice President and Chief Financial Officer of the Company, with respect to certain matters.
If you have any questions or require any further information with regard to the foregoing, please contact the undersigned by phone at (512) 320-9266.
Respectfully submitted,
Andrews Kurth LLP
/s/ Ted Gilman
Ted Gilman

cc:	Christophe Lavigne (LDR Holding Corporation)
Robert McNamara (LDR Holding Corporation)
Scott Way (LDR Holding Corporation)